SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American Safety Insurance Holdings, Ltd.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

G02995101

(CUSIP Number)

Paul Rivett

President

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, M5J 2N7

Tel: (416) 367-4941

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- With a copy to –

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York, 10036

Tel: (212) 880-6363

August 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D/A

CUSIP No. G02995101

1	Names of Reporting Persons V. PREM WATSA
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,549,691
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,549,691
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person IN

SCHEDULE 13D/A

CUSIP No. G02995101

1	Names of Reporting Persons 1109519 ONTARIO LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,549,691
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,549,691
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person CO

SCHEDULE 13D/A

CUSIP No. G02995101

1	Names of Reporting Persons THE SIXTY TWO INVESTMENT COMPANY LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BRITISH COLUMBIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,549,691
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,549,691
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person CO

SCHEDULE 13D/A

CUSIP No. G02995101

1	Names of Reporting Persons 810679 ONTARIO LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,549,691
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,549,691
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person CO

SCHEDULE 13D/A

CUSIP No. G02995101

1	Names of Reporting Persons FAIRFAX FINANCIAL HOLDINGS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,549,691
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,549,691
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person CO

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D is being filed to reflect an agreement among Fairfax Financial Holdings Limited (“Fairfax”), Tower Group International, Ltd. (“Tower”) and Catalina Holdings (Bermuda) Ltd. (“Catalina”) in connection with the Agreement and Plan of Merger among Fairfax, Fairfax Bermuda Holdings Ltd. and American Safety Insurance Holdings, Ltd. (the “Company”). Information reported in the original Schedule 13D and Amendment No. 1 thereto remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follow:

On August 18, 2013, Fairfax, Tower and Catalina Holdings (Bermuda) Ltd. (“Catalina”) entered into an agreement (the “Assignment and Assumption Agreement”) pursuant to which Tower has agreed to terminate its right to acquire American Safety Reinsurance Ltd. (“ASR”) in return for a $5 million payment from Fairfax, and Catalina has agreed to purchase ASR from Fairfax promptly upon Fairfax acquiring the Company. This transaction remains subject to customary conditions, including regulatory approvals. In addition, pursuant to the terms of the Assignment and Assumption Agreement, Catalina has agreed to vote its Shares in the Company in favor of the adoption of the Merger Agreement and approval of the Merger. According to Catalina’s Schedule 13D filing with respect to the Company, as amended through Amendment No. 5, on August 19, 2013, Catalina beneficially owned 548,390 Shares constituting approximately 5.7% of the total issued and outstanding Shares, calculated based on the 9,641,731 aggregate number of common shares stated to be outstanding on August 1, 2013 by the Company in the Company’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

The foregoing summary of certain provisions of the Assignment and Assumption Agreement is not intended to be complete and is qualified in its entirety by reference to the Assignment and Assumption Agreement, which is attached as Exhibit 18 to this Schedule 13D, and is incorporated by reference.in its entirety into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

As part of the Assignment and Assumption Agreement, Catalina granted Fairfax an irrevocable proxy to vote the shares of common stock of the Company that Catalina holds in favor of the adoption and approval of the Agreement and Plan of Merger among Fairfax, Fairfax Bermuda Holdings Ltd. and the Company.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibit:

Ex. 18	Assignment and Assumption Agreement, dated as of August 18, 2013 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Tower Group International, Ltd. (File No. 001-35834) on August 19, 2013)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2013

V. PREM WATSA

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2013

1109519 Ontario Limited

By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2013

The Sixty Two Investment Company Limited

By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2013

810679 Ontario Limited

By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2013

Fairfax Financial Holdings Limited

By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	Chief Executive Officer

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

1109519 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF

THE SIXTY TWO INVESTMENT COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF

810679 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Brandon W. Weitzer (Director)	Dean, School of Risk Management St. John’s University 101 Murray Street New York, NY 10007	United States

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian

John R. V. Palmer (Director)	Chairman of the Toronto Leadership Centre 65 Queen Street West, Suite 1240 Toronto, ON M5H 2M5

Timothy R. Price (Director)	Chairman of Brookfield Funds, division of Brookfield Asset Management Inc. Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Canadian

John Varnell (Vice President, Corporate Development)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Eric P. Salsberg (Vice President, Corporate Affairs and Corporate Secretary)	Vice President, Corporate Affairs, and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Paul Rivett (President)	President, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Bradley P. Martin (Vice President, Strategic Investments)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

David Bonham (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Peter Clarke (Vice President and Chief Risk Officer)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Jean Cloutier (Vice President, International Operations)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Vinodh Loganadhan (Vice President, Administrative Services)	Vice President, Administrative Services, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	United States

Exhibit Index

Exhibit No.	Description

Ex. 1	Agreement and Plan of Merger, dated as of June 2, 2013, by and among Fairfax Financial Holdings Limited, Fairfax Bermuda Holdings Ltd. and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by American Safety Insurance Holdings, Ltd. (File No. 001-14795) on June 5, 2013)

Ex. 2	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and David V. Brueggen

Ex. 3	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Harris K. Chorney

Ex. 4	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Stephen R. Crim

Ex. 5	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Lawrence I. Geneen

Ex. 6	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Mark W. Haushill

Ex. 7	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Ambuj Jain

Ex. 8	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Nicholas J. Pascall

Ex. 9	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Joseph D. Scollo, Jr.

Ex. 10	Voting Agreement, dated as of June 2, 2013, among Fairfax Financial Holdings Limited, Cody W. Birdwell and The Cody Birdwell Family Limited Partnership

Ex. 11	Voting Agreement, dated as of June 2, 2013, among Fairfax Financial Holdings Limited, Thomas W. Mueller and The Mark C. Mueller Trust

Ex. 12	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Steven L. Groot

Ex. 13	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and The Thomas W. Mueller Trust

Ex. 14	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Lisbeth Lee Crim

Ex. 15	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Randolph L. Hutto

Exhibit No.	Description

Ex. 16	Joint filing agreement dated as of June 11, 2013 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited and Fairfax Financial Holdings Limited.

Ex. 17	Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 7, 2013 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Fairfax (File No. 001-14795) on August 8, 2013)

Ex. 18	Assignment and Assumption Agreement, dated as of August 18, 2013 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Tower Group International, Ltd. (File No. 001-35834) on August 19, 2013)